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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of The Securities Exchange Act of 1934

                               -----------------

                                   ECHLIN INC.
                            -------------------------
                            (Name of Subject Company)

                                 SPX CORPORATION
                                 ---------------
                                    (Bidder)

                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    278749106
                                    ---------
                         (CUSIP Number of Common Stock)

                          Christopher J. Kearney, Esq.
                  Vice President, Secretary and General Counsel
                                 SPX Corporation
                             700 Terrace Point Drive
                               Muskegon, MI 49443
                                 (616) 724-5000

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     (Names, Address and Telephone Numbers of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                    Copy to:
                               Aviva Diamant, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                                1 New York Plaza
                               New York, NY 10004
                                (212) 859-8000

                            Calculation of Filing Fee
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        Transaction Valuation*                   Amount Of Filing Fee
            $2,962,213,341                           $592,442.67
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* For the purpose of calculating the fee only. This calculation assumes that
62,444,550 shares of common stock, par value $1.00 per share (the "Shares"), of Echlin Inc. ("Echlin") (representing 63,594,700 Shares outstanding as of March 31, 1998, as reported in Echlin's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, less the 1,150,150 Shares owned by SPX Corporation ("SPX")) will be exchanged for shares of common stock, par value $10.00 per share, of SPX and cash. The Transaction Valuation was calculated on the basis of the average of the high and low prices of a Share as reported on the New York Stock Exchange, Inc. Composite Tape on April 29, 1998.
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[X]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $472,351.81

Filing Party:             SPX Corporation

Form or Registration No.: Registration Statement on Form S-4
                          (Registration No. 333-46381) ("Form S-4");
                          Amendment No. 1 to Form S-4;
                          Amendment No. 2 to Form S-4

Date Filed:               February 17, 1998; April 2, 1998;
                          April 22, 1998

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(1)   Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Person
                           SPX Corporation; 38-1016240
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

  [ ] (a)
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  [ ] (b)
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(3)   SEC Use Only
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(4)   Sources of Funds (See Instructions)      BK
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(5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(e) or 2(f)?

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(6)   Citizenship or Place of Organization     Delaware
                                           -------------------------------------

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(7)   Aggregate Amount Beneficially Owned by Each Reporting Person   1,150,150
                                                                   -------------

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(8) [ ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See
Instructions).

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(9)   Percent of Class Represented by Amount in Row 7           1.8%
                                                      --------------------------

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(10)  Type of Reporting Person (See Instructions)               CO
                                                  ------------------------------


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      This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1")
relates to the offer by SPX Corporation, a Delaware corporation ("SPX") to exchange all of the outstanding common shares, par value $1.00 per share (each a "Share" and collectively the "Shares"), of Echlin Inc., a Connecticut corporation ("Echlin"), for shares of common stock, par value $10.00 per share, of SPX ("SPX Common Stock") and cash, upon the terms and subject to the conditions set forth in SPX's Prospectus, dated April 28, 1998, a copy of which is attached hereto as Exhibit (a)(1) (the "Prospectus"), and the related Letter of Transmittal.

Item 1. Security and Subject Company.

      (a) The name of the subject company is Echlin Inc. According to Echlin's Form 10-Q for the period ended February 28, 1998 ("Echlin's 1998 Second Quarter Form 10-Q"), the principal executive office of Echlin is located at 100 Double Beach Road, Branford, CT 06405 and its telephone number is (203) 481-5751.

      (b) The class of securities to which this Schedule 14D-1 relates is the Shares. According to Echlin's 1998 Second Quarter Form 10-Q, there were outstanding, as of March 31, 1998, 63,594,700 Shares. The information set forth on the cover page of the Prospectus and under the captions "Prospectus Summary - The Offer" and "The Offer - General" in the Prospectus is incorporated herein by reference.

      (c) The information set forth in the Prospectus under the captions "Prospectus Summary - Market Prices and Dividends" and "Market Prices and Dividends" is incorporated herein by reference.

Item 2.  Identity and Background.

      (a)-(d); (g) This statement is being filed by SPX, a Delaware corporation. Information regarding SPX's principal businesses and the address of its principal office is set forth in the Prospectus under the captions "Prospectus Summary - SPX" and "Businesses of SPX and The Company -SPX" and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and the citizenship of each director and executive officer of SPX, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I hereto, which is incorporated herein by reference.

      (e)-(f) Neither SPX nor, to the best knowledge of SPX, any of the persons listed in Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with Echlin.

      (a) Not applicable.

      (b) The information set forth in the Prospectus under the captions "Prospectus Summary - Background of the Offer," "Reasons for the Offer," "Background of the Offer," "Litigation," "The Special Meeting" and "The Offer - Relationships with the Company" is incorporated herein by reference.


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Item 4. Source and Amount of Funds or Other Information.

      (a)-(c) The information set forth in the Prospectus under the captions "Prospectus Summary - Reasons for the Offer"and"- Background of the Offer," "The Offer - Timing of the Offer" and "The Offer - Source and Amount of Funds" and "-Debt Instruments of the Company" is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of SPX.

      (a)-(g) The information set forth in the Prospectus under the captions "Prospectus Summary - Reasons for the Offer," " - Background of the Offer," " - The Offer," " - Effect of Offer on Market for Shares," " - Comparison of the Rights of Holders of Shares and SPX Common Stock," " - Comparative Per Share Data," and " - Selected Pro Forma Condensed Combined Financial Data of SPX and the Company"; "Risk Factors"; "Reasons for the Offer"; "Background of the Offer"; "The Special Meeting"; "The Offer - General," " - Effect of Offer on Market for Shares; Registration Under the Exchange Act," and " - Purpose of the Offer; the Merger"; "The Merger"; "Comparison of the Rights of Holders of Shares and SPX Common Stock"; "Comparative Per Share Data"; and "Pro Forma Condensed Combined Financial Data of SPX and the Company" is incorporated herein by reference.

Item 6. Interest in Securities of Echlin.

      (a) The information set forth in the Prospectus under the captions "The Offer - General," "The Offer - Conditions of the Offer - Minimum Tender Condition," and "The Offer - Relationships with the Company" is incorporated herein by reference. Such information with respect to SPX is current through the date hereof.

      (b) The information set forth in the Prospectus under the caption "The Offer - Relationships with the Company" is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with respect to Echlin's Securities.

      Not applicable.

Item 8. Persons Retained, Employed or to be Compensated.

      The information set forth in the Prospectus under the caption "The Offer - Fees and Expenses" is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

      The information set forth in the Prospectus under the captions "Prospectus Summary - Comparative Per Share Data," " - Selected Historical Financial Data of SPX," and " - Selected Pro Forma Condensed Combined Financial Data of SPX and the Company"; "Comparative Per Share Data"; "Selected Historical Financial Data of SPX"; "Pro Forma Condensed Combined Financial Data of SPX and the Company"; and "Pro Forma Adjusted Historical Financial Data of SPX" is incorporated herein by reference. The financial statements contained in SPX's Annual Report on Form 10-K for the year ended December 31, 1997 and in SPX's Quarterly Report on Form 10-Q for the period ended June 30, 1997 are incorporated herein by reference.

      The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by an Echlin shareholder whether to exchange, tender or hold the Shares being sought by SPX.

Item 10. Additional Information

      (a) Not applicable.


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      (b)-(c) The information set forth in the Prospectus under the captions
"Prospectus Summary - The Offer - Regulatory Approvals" and "The Offer Conditions of the Offer - Regulatory Approval Condition" is incorporated herein by reference.

      (d) Not applicable.

      (e) The information set forth in the Prospectus under the caption "Litigation" is incorporated herein by reference.

      (f) The information set forth in the Prospectus and in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2), is incorporated in its entirety herein by reference.

Item 11. Material to be filed as Exhibits.

      (a)(1) Prospectus of SPX, dated April 28, 1998.

      (a)(2) Letter of Transmittal with respect to the Shares.

      (a)(3) Notice of Guaranteed Delivery.

      (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7) Press Release issued by SPX on April 29, 1998

      (b) Not applicable.

      (c) Not applicable.

      (d) Not applicable.

      (e) See Exhibit (a)(1).

      (f) Not applicable.


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                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF SPX CORPORATION

      Set forth below are the name, age, business address, present principal occupation and business experience for the past five years of each of the directors and executive officers of SPX Corporation. Each director and executive officer is a U.S. citizen except for Mr. O'Leary who is a dual citizen of the Irish Republic and the United Kingdom.

DIRECTORS

John B. Blystone, 44        Since 1995, Mr. Blystone has served as the Chairman,
700 Terrace Point Drive     President and CEO of SPX. From 1994 to 1995, Mr.
Muskegon, MI 49443          Blystone served as the President and CEO of General
                            Electric Company's Nuovo Pignone Division, an industrial company, located at Via Felice Matteucci
                            2, 50127 Florence, Italy, and as the President and
                            CEO of General Electric Company's Europe Power Pole
                            Plus division of GE Power Systems, an industrial company, located at One River Road, Building 2-103A,
                            Schenectady, New York. From 1991 to 1994, Mr.
                            Blystone served as Vice President General Manager of the GE Superabrasives division of General Electric
                            Company, an industrial company, located at 6325
                            Huntley Road, Worthington, Ohio.

J. Kermit Campbell, 59      Mr. Campbell has served on the Board of Directors of
2721 Nelson Road            SPX since 1993. Since 1997, Mr. Campbell has served
Traverse City, MI 49686     as the Chief Executive Officer of The Prince Group,
                            a supplier of products and services to manufacturing firms, located at 50 Monroe Avenue, Suite 400, Grand
                            Rapids, Michigan. From 1992 to 1995, Mr. Campbell served as President and Chief Executive Officer of Herman Miller, Inc., a manufacturer of furniture and other products for offices, located at 855 East Main
                            Avenue, Zeeland, Michigan.

Sarah R. Coffin, 45         Ms. Coffin has served on the Board of Directors of
1210 County Road "E" West   SPX since 1995. Since 1994, Ms. Coffin has been Vice
Arden Hills, MN 55112       President, Specialty Group of H.B. Fuller Company, a
                            manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals, located at 3530 Lexington Avenue North, Saint Paul, Minnesota.
                            From 1988 to 1994, she held executive positions with G.E. Plastics, a business unit of General Electric
                            Company, located at One Plastics Avenue, Pittsfield,
                            Massachusetts.

Frank A. Ehmann, 64         Mr. Ehmann has served on the Board of Directors of
390 Sabal Palm Lane         SPX since 1988. From 1993 to 1994, Mr. Ehmann served
Vero Beach, FL 32963        as President and Chief Operating Officer of American
                            Hospital Supply Corporation.


Edward D. Hopkins, 59       Mr. Hopkins has served on the Board of Directors of
10502 E. Fernwood Lane      SPX since 1986. From 1990 to 1995, Mr. Hopkins
Scottsdale, AZ 85262        served as Chairman, President and Chief Executive
                            Officer of Medalist Industries Inc., a design manufacturer and distributor of fastener and fastener related products, located at 10850 West
                            Park Place, Milwaukee, Wisconsin.

Charles E. Johnson, II, 62  Mr. Johnson has served on the Board of Directors of
474 E. Circle Drive         SPX since 1976. Currently a private investor, Mr.
North Muskegon, MI 49445    Johnson served as Chairman and Chief Executive
                            Officer of SPX from July through December 1995. From
                            1992 to 1994, Mr. Johnson served as President of
                            Almond Inc.


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                            Corporation, a business engaged in metal finishing,
                            electrostatic spraypainting, powdercoating and anodizing, located at 6435 Schamber Drive, Muskegon, Michigan.

Ronald L. Kerber, 54        Mr. Kerber has served on the Board of Directors of
2000 N. M-63                SPX since 1992. Since 1991, Mr. Kerber has served as
Benton Harbor, MI 49022     the Executive Vice President and Chief Technology
                            Officer of Whirlpool Corporation, a manufacturer of major home appliances, located at 2000 N. M-63, Benton Harbor, Michigan.

Peter H. Merlin, 69         Mr. Merlin has served on the Board of Directors of
321 North Clark Street      SPX since 1975. Since 1961, Mr. Merlin has been a
Chicago, IL 60610           Partner of Gardner, Carton & Douglas, a law firm
                            located at 321 North Clark Street, Chicago,
                            Illinois.

David P. Williams, 63       Mr. Williams has served on the Board of Directors of
3155 West Big Beaver Road   SPX since 1992. Mr. Williams has served as President
Box 2601                    and Chief Operating Officer of The Budd Company, a
Troy, Michigan 48084        manufacturer of automobile and truck body
                            components, located at P.O. Box 2601, Troy,
                            Michigan, since 1986.


EXECUTIVE OFFICERS

Christopher J. Kearney, 42  Since 1997, Mr. Kearney has served as the
700 Terrace Point Drive     Vice-President, Secretary and General Counsel of
Muskegon, MI 49443          SPX. From 1995 to 1997, Mr. Kearney served as the
                            Senior Vice President, Secretary and General Counsel of Grimes Aerospace Co., a manufacturer of aircraft lighting, engine systems and electronic systems, located at 550 Route 55, Urbana, Ohio. From 1988 to
                            1995, Mr. Kearney served as Division General Counsel for General Electric Company, an industrial company, located at 3135 Easton Turnpike, Fairfield,
                            Connecticut.

Drew T. Ladau, 38           Mr. Ladau is Vice President, Business Development of
700 Terrace Point Drive     SPX. From 1996 to 1997, Mr. Ladau served as
Muskegon, MI 49443          Director, Business Development of SPX. From 1995 to
                            1996, Mr. Ladau served as General Manager of Emhart
                            Powers, Black & Decker Corporation, a manufacturer and marketer of power tools, hardware and building products, located at 701 E. Joppa Road, Towson,
                            Maryland. From 1993 to 1995, Mr. Ladau served as
                            Manager, Business Development at the GE
                            Superabrasives division of General Electric Company, an industrial company, located at 6325 Huntley Road, P.O. Box 568, Worthington, Ohio.

Stephen A. Lison, 58        Mr. Lison has been Vice President, Human Resources
700 Terrace Point Drive     of SPX since 1986.
Muskegon, MI 49443

Patrick J. O'Leary, 40      Since 1996, Mr. O'Leary has served as Chief
700 Terrace Point Drive     Financial Officer of SPX. From 1994 to 1996, Mr.
Muskegon, MI 49443          O'Leary served as the Chief Financial Officer of
                            Carlisle Plastics Inc., a manufacturer of plastic consumer products, located at 1401 West 94th Street, Minneapolis, Minnesota. From 1988 - 1994 Mr. O'Leary was a Partner in the accounting firm, Deloitte &


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                            Touche LLP, located at 125 Summer Street, Boston,
                            Massachusetts.

Thomas J. Riordan, 41       Mr. Riordan is President, Service Solutions and Vice
700 Terrace Point Drive     President of SPX. From 1996 to 1997, Mr. Riordan
Muskegon, MI 49443          served as President, Service Solutions of SPX. From
                            1994 to 1996, Mr. Riordan served as President of
                            Consolidated Sawmill Machinery International, Inc., an industrial company, located at 4000 N.W. St.
                            Helen's Road, Portland, Oregon. From 1991 to 1994,
                            Mr. Riordan worked at Ivex Packaging Corp., a designer and manufacturer of packaging products, located at 100 Tri State Drive, Lincolnshire, IL.


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SPX Corporation

                                    By: /s/ Christopher J. Kearney
                                         -----------------------------
                                         Christopher J. Kearney
                                         Vice President, Secretary and
                                         General Counsel


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